Michael D. Ritz
Direct: (410) 427-1728

May 3, 2016

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233
100 F Street, N.E.
Washington DC 20549
Attn: Daniel L. Gordon
          Kristi Marrone

RE:Omega Healthcare Investors, Inc.
Form 10-K for the year ended December 31, 2015
Filed February 29, 2016
File No. 001-11316

Form 8-K
Filed February 10, 2016
File No. 001-11316

Ladies and Gentlemen:

On behalf of Omega Healthcare Investors, Inc. (“Omega”), I am responding to the comment received from your office by letter dated April 19, 2016 (the “April Letter”) with respect to the above-referenced Form 10-K (the “Form 10-K”) and 8-K (the “Form 8-K).

I have restated and responded to your comments in the April Letter below.  Capitalized terms used in this letter have the meanings ascribed to them in the Form 10-K or 8-K.  All page references (excluding those in the headings and the staff’s comment) refer to the pages of the Form 10-K.

Form 10-K filed February 29, 2016

Consolidated Statements of Operations, page F-4

1.
We note that you present basic net income available to common stockholders, but diluted net income on a consolidated basis.  Please tell us why you believe this complies with ASC 260-10-45-11A, which states that for purposes of computing EPS in consolidated financial statements (both basic and diluted), if one or more less-than-wholly-owned subsidiaries is included in the consolidated group, income from continuing operations and net income shall exclude the income attributable to the noncontrolling interest in subsidiaries.

Response:  The noncontrolling interest referred to in our financial statements refers to a noncontrolling interest owned by third party partners in the Omega OP.  We refer you to the following disclosure in Note 2 of our 2015 10-K on page F-15:

 Redeemable Limited Partnership Unitholder Interests and Noncontrolling Interests

    As of April 1, 2015 and after giving effect to the Aviv Merger, the Company owned approximately 138.8 million Omega OP Units and Aviv OP owned approximately 52.9 million Omega OP Units.  Each of the Omega OP Units (other than the Omega OP Units owned by Omega) is redeemable at the election of the Omega OP Unit holder for cash equal to the then-fair market value of one share of Omega common stock, par value $0.10 per share (“Omega Common Stock”), subject to the Company’s election to exchange the Omega OP Units tendered for redemption for unregistered shares of Omega Common Stock on a one-for-one basis, subject to adjustment as set forth in the Partnership Agreement.  Effective June 30, 2015, the Company (through Merger Sub, in its capacity as the general partner of Aviv OP) caused Aviv OP to make a distribution of Omega OP Units held by Aviv OP (or equivalent value) to Aviv OP investors (the “Aviv OP Distribution”) in connection with the liquidation of Aviv OP.  As a result of the Aviv OP Distribution, Omega directly and indirectly owned approximately 95% of the outstanding Omega OP Units, and the other investors own approximately 5% of the outstanding Omega OP Units.  As a part of the Aviv OP Distribution, Omega settled approximately 0.2 million units via cash settlement.  As of December 31, 2015, Omega directly and indirectly owns approximately 95% of the outstanding Omega OP Units, and the other investors own approximately 5% of the outstanding Omega OP Units.

Noncontrolling Interests

Noncontrolling interests is the portion of equity in the Omega OP not attributable to the Company.  We present the portion of any equity that we do not own in consolidated entities as noncontrolling interests and classify those interests as a component of total equity, separate from total stockholders’ equity, on our Consolidated Balance Sheets.  We include net income attributable to the noncontrolling interests in net income in our Consolidated Statements of Operations and Comprehensive Income.

    As our ownership of a controlled subsidiary increases or decreases, any difference between the aggregate consideration paid to acquire the noncontrolling interests and our noncontrolling interest balance is recorded as a component of equity in additional paid-in capital, so long as we maintain a controlling ownership interest.

Furthermore, in computing basis EPS, we follow ASC 260-10-45-10, which states that basic EPS shall be computed by dividing income available to common stockholders by the weighted average number of common shares outstanding.  We exclude the effect of the dilutive nature of the third party owners of Omega OP Units because the Omega OP Units are not outstanding common stock of Omega, but rather common stock equivalents that may be converted into common shares.  We believe this is appropriate because Net income available to common stockholders includes the effect of the third party Omega OP Units holders (i.e., in 2015 Net income attributable to noncontrolling interest reduced our Net income available to common stockholders by approximately $8.8 million).

In determining diluted EPS, we apply the if-converted method to determine if the Omega OP Units are dilutive to EPS.  In applying the if-converted method we add back to earnings (the Numerator) the impact associated with the Omega OP Units held by third parties (i.e., in 2015 Net income attributable to noncontrolling interest).  In determining the denominator in the EPS calculation for diluted EPS, we include additional common stock that would have been outstanding if the diluted shares had been issued.  We include in the diluted share count the potential Omega OP Units held by third parties that may be converted into Omega common stock.

We refer you to our disclosure in Note 2 to our 2015 10-K on Page F-15:

Earnings Per Share

    Basic earnings per common share (“EPS”) is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the year.  Diluted EPS is computed using the treasury stock method, which is net income divided by the total weighted-average number of common outstanding shares plus the effect of dilutive common equivalent shares during the respective period.  Dilutive common shares reflect the assumed issuance of additional common shares pursuant to certain of our share-based compensation plans, including stock options, restricted stock and performance restricted stock units and the assumed issuance of additional shares related to Omega OP Units held by outside investors.  All outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends or dividend equivalents that participate in undistributed earnings with common stockholders are considered participating securities that shall be included in the two-class method of computing basic EPS.  The impact of the two class method is immaterial.  For additional information, see Note 20 – Earnings Per Share.

In accordance with ASC 260, because the inclusion of the common stock equivalents is dilutive to our EPS we disclose diluted EPS, accordingly.

We refer to our disclosure in Note 20 to our 2015 Form 10-K on Page F-43:

The following tables set forth the computation of basic and diluted earnings per share:

	Year Ended December 31,
	2015	2014	2013
	(in thousands, except per share amounts)
Numerator:
Net income	$233,315	$221,349	$172,521
Less: Net income attributable to noncontrolling interests	(8,791)	—	—
Net income available to common stockholders	$224,524	$221,349	$172,521
Denominator:
Denominator for basic earnings per share	172,242	126,550	117,257
Effect of dilutive securities:
Common stock equivalents	1,539	744	843
Noncontrolling interest – OP units	6,727	—	—
Denominator for diluted earnings per share	180,508	127,294	118,100

Earnings per share - basic:
Net income available to common stockholders	$1.30	$1.75	$1.47
Earnings per share - diluted:
Net income	$1.29	$1.74	$1.46

Note 3 – Properties

Aviv Merger, page F-19

2.	Please clarify why the value of shares and OP units exchanged in the Aviv merger ($2,276,260) differs from the amount disclosed as the fair value of merger consideration ($3,908,528).

Response:  The difference between the value of the shares and OP Units exchanged in the Aviv Merger of $2,276,260 and the disclosed fair value of the merger consideration of $3,908,528 relates to liabilities that we assumed in the merger.   Our disclosure on page F-19 was intended to provide the reader with the scale of the transaction by combining the equity issued (which is consideration under ASC 805) and the debt and other liabilities assumed.  As disclosed, we indicate “based on the closing price of Omega’s common stock on April 1, 2015, we estimate the fair value of the consideration exchanged or assumed to be approximately $3.9 billion,” and perhaps it would have been more clear if we had said “fair value of the consideration exchanged and liabilities assumed” to more accurately reflect the two components.

In future filings, we will modify our presentation to clarify the consideration exchanged and the net assets acquired and update our disclosure as follows.

    On April 1, 2015, Omega completed the Aviv Merger, which was structured as a stock-for-stock merger.  Under the terms of the Merger Agreement, each outstanding share of Aviv common stock was converted into 0.90 of a share of Omega common stock.  In connection with the Aviv Merger, Omega issued approximately 43.7 million shares of common stock to former Aviv stockholders.  As a result of the Aviv Merger, Omega acquired 342 facilities, two facilities subject to direct financing leases, one medical office building, two mortgages and other investments. The facilities are located in 31 states and are operated by 38 third-party operators.  Omega also assumed certain outstanding equity awards and other debt and liabilities.  Based on the closing price of Omega’s common stock on April, 1, 2015, the fair value of the consideration exchanged was approximately $2.3 billion.

The following table highlights the preliminary fair value of the net assets acquired on April 1, 2015 and the consideration exchanged:

(in thousands)
Estimated fair value of assets acquired:
Land and buildings	$3,108,078
Investment in direct financing leases	26,823
Mortgages notes receivable	19,246
Other investments	23,619
Total investments	3,177,766
Goodwill	630,404
Accounts receivables and other assets	15,500
Cash acquired	84,858
Accrued expenses and other liabilities assumed	$(221,631)
Debt assumed	(1,410,637)
Fair value of net assets acquired	$2,276,260

Form 8-K filed February 10, 2016

Exhibit 99.1

3.
Please characterize “Funds from operations available to common stockholders” as “Funds from operations” in future filings to the extent that net income attributable to noncontrolling interest is included in the measure.

Response:  We will make the adjustment in future filings.

In connection with this response letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments. We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions or if we can be of further assistance to you in the review process, please call me at 410/427-1728.  Our fax number 410/427-8828.

OMEGA HEALTHCARE INVESTORS, INC.

By: /s/ Michael Ritz
Michael Ritz
Chief Accounting Officer